UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________________________________
SCHEDULE 13D
(Amendment No. 4)*
Under the Securities Exchange Act of 1934
_____________________________________________________

LPATH, INC.
(Name of Issuer)
_____________________________________________________

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)
_____________________________________________________

548910108
(CUSIP Number)
_____________________________________________________

Name:     Suzanne Rodway
Address:  Barclays PLC
          1 Churchill Place
          London
          E14 5HP, United Kingdom

Phone: + 44 (0) 20 7116 3421


(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications)
_____________________________________________________

January 6, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 548910108          13D/A

1.  NAME OF REPORTING PERSON:

      Barclays PLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [  ]
(b) [  ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS (See Instructions):
      WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     [ ]
    PURSUANT TO ITEMS 2(d) OR 2(e)


6.  CITIZENSHIP OR PLACE OF ORGANIZATION:

      UK


NUMBER OF SHARES BENEFICIALLY OWNED BY
REPORTING PERSON WITH

7.  SOLE VOTING POWER:

      0

8.  SHARED VOTING POWER:

      N/A

9.  SOLE DISPOSITIVE POWER:

      0

10.  SHARED DISPOSITIVE POWER:

      N/A

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

       0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

       CERTAIN SHARES (See Instructions)             [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

       0%

14.  TYPE OF REPORTING PERSON (See Instructions):

       HC

CUSIP NO. 548910108           13D/A

1.  NAME OF REPORTING PERSON:

      Barclays Bank PLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)


(a) [  ]
(b) [  ]


3.  SEC USE ONLY

4.  SOURCE OF FUNDS (See Instructions):
      WC


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [  ]
    PURSUANT TO ITEMS 2(d) OR 2(e)


6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
      UK


NUMBER OF SHARES BENEFICIALLY OWNED BY
REPORTING PERSON WITH

7.  SOLE VOTING POWER:

      0

8.  SHARED VOTING POWER:

      N/A

9.  SOLE DISPOSITIVE POWER:

      0

10.  SHARED DISPOSITIVE POWER:

       N/A


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

       0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [  ]
     CERTAIN SHARES (See Instructions)

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

       0%

14.  TYPE OF REPORTING PERSON (See Instructions):

       BK

Item 1.  Security and Issuer.

Item 1 of the Schedule 13D is hereby amended to reflect the following information for updating as of January 11, 2011.

          This Amendment No. 4 amends certain information in the Statement on
Schedule 13D filed by Barclays PLC and Barclays Capital Inc. ("BCI") on October 17, 2008 (the "Initial Statement") as amended by Amendment No. 1 to the Schedule 13D filed by Barclays PLC and Barclays Bank PLC on February 17, 2010 "Amendment No. 1"), Amendment No. 2 to the Schedule 13D filed by Barclays PLC and Barclays Bank PLC on December 21, 2010 ("Amendment No. 2") and Amendment No. 3 to the
Schedule 13D filed by Barclays PLC and Barclays Bank PLC on January 5, 2010 ("Amendment No. 3") and relates to the Class A Common Stock, par value $0.001 per share (the "Common Stock"), of Lpath, Inc., a Nevada corporation ("Lpath").

          The address of the principal executive offices of Lpath is 6335 Ferris Square, Suite A, San Diego, CA 92121.

          Information in the Initial Statement, Amendment No. 1, Amendment No. 2 and Amendment No. 3 remains in effect except to the extent that it is superseded by subsequently filed information, including information in this Amendment No. 4.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to reflect the following information for updating as of January 11, 2011.

          Barclays review their holdings in Lpath on an ongoing basis. Depending on such review, they may make additional purchases or sales of Lpath's securities in the future.

Additional transactions, if any, in Lpath's securities will depend on various factors, including, without limitation, the price of the Common Stock, stock market conditions and the business prospects of Lpath. In addition, Barclays may engage, from time to time, in discussions with Lpath and other stockholders of Lpath concerning Lpath and its business.

          Except as otherwise described herein, Barclays does not have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to reflect the following information for updating as of January 11, 2011.

a) See Items 11 and 13 of the cover page for Barclays PLC and Barclays Bank PLC.

b) See Items 7 and 9 of the cover page for Barclays PLC and Barclays Bank PLC.

c) Since the filing of Amendment No. 3 on January 5, 2011 Barclays Bank PLC made the following open market sales of the Common Stock :

Date           Quantity Sold           Price

01/05/2011        10,800               $0.80 / Share
01/06/2011     2,000,000               $0.70 / Share
01/07/2011        75,356               $0.80 / Share
01/10/2011     3,221,144               $0.70 / Share

d) Not Applicable

e) Barclays ceased to be the beneficial owner of more than 5% of the Common Stock on January 10, 2011.


Item 7.  Material to be Filed as Exhibits.

              Exhibit          Description

              A.               Joint Filing Agreement


SIGNATURES
              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 11, 2011

BARCLAYS PLC

By:     /s/ Suzanne Rodway
Name:  Suzanne Rodway
Title: Head of Compliance Operations

BARCLAYS BANK PLC

By:     /s/ Suzanne Rodway
Name:  Suzanne Rodway
Title: Head of Compliance Operations


EXHIBIT INDEX

Exhibit               Description


JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: January 11, 2011

BARCLAYS PLC

By:     /s/ Suzanne Rodway
Name:  Suzanne Rodway
Title: Head of Compliance Operations


BARCLAYS BANK PLC

By:     /s/ Suzanne Rodway
Name:  Suzanne Rodway
Title: Head of Compliance Operations